
13000035

Annual Report 2012

Johnson Outdoors






winning with
VALUE+PLUS


JOHNSON
OUTDOORS
THE SPIRIT OF ADVENTURE


SKEETER

Contents



how we create
VALUE+PLUS

Johnson Outdoors has always been committed to building long-term value for our consumers, customers, employees and shareholders. The strategy we've carried out over the last three years has positioned us to do even more—to create Value Plus.

As a global leader in outdoor recreation equipment, we provide Value Plus through products and services that continually enhance the experience for outdoor enthusiasts. Leveraging our knowledge, innovation expertise and extraordinary insight, we seek to deliver the ultimate in long-term value: sustainable, profitable growth.

A VALUE+PLUS company

our vision

To be the premier portfolio of leading outdoor equipment brands consistently creating value for consumers, customers, employees and shareholders.

our mission

To exceed the ever-growing expectations of outdoor enthusiasts, and the channel customers that serve them, with the most innovative, most valued and most sought-after brands and equipment.

Products sold in **81** countries

1,100 employees

20 facilities worldwide

FY2012 results:

$412.3 million revenue

Operating profit **$21.4** million

FY2012 sales:

MARINE ELECTRONICS

56%
$231.2 M

Fishing Motors
Downriggers
Fishfinders
Digital Charts & Maps
Shallow Water Anchors

DIVING

21%
$88.0 M

Regulators
Buoyancy Compensators
Dive Computers
Masks/Fins/Snorkels
Wetsuits

OUTDOOR GEAR & WATERCRAFT

23%
$93.5 M

Tents
Packs
Compasses
Personal Cooking Systems
Sleeping Bags
Camping Gear

Canoes
Kayaks
Paddles
Personal Flotation Devices
Accessories

Our brands hold **leading market positions**

#1

Minn Kota® | Motors

Humminbird® | Fishfinders

LakeMaster® | Digital Maps

Cannon® | Downriggers

SCUBAPRO® | Diving Gear

Jetboil® | Personal Cooking Systems

#2

Eureka!® | Family Tents

Silva® | Field Compasses

Minn Kota® | Shallow Water Anchors

Old Town® | Canoes

Necky® | Kayaks

Ocean Kayak™ | Kayaks

$100 MILLION BRANDS

Minn Kota®

Humminbird®


2012
Outside
GEAR
OF THE
SHOW
OUTDOOR RETAILER

Old Town Heron Jr.

This new kayak specially designed to accommodate kids 50 to 100 pounds was a hit among active families and earned *Outside* magazine's highest honor.

MINN KOTA. HUMMINBIRD. LAKEMASTER CANNON.

Old Town OCEAN KAYAK NECKY KAYAKS carlisle. extrasport.

ICAST 2012
New Product Showcase WINNER

Humminbird 360 Imaging™

Humminbird electronics have been ICAST Product Showcase winners year after year, and 2012 was no exception.



Every year, Johnson Outdoors products achieve new levels of innovation, performance and quality, earning recognition from industry trade groups, publications and the all-important consumer. That translates into a portfolio of award-winning brands that outperform their competitors and create new markets.

VALUE+PLUS brands

Jetboil Sumo™ Group Cooking System

The Jetboil Sumo earned Gear of the Year accolades from *Men's Journal*, with a demonstration on the "Today Show," and was also named in *Outside* magazine Gear of the Year, *Explore* magazine 2012 Gear Guide, *Bicycle Retailer* product picks, *Fish Alaska* Retailer's Choice Awards, *Army Times* GearScout, and *Elevation Outdoors* Best in the Field.



SUBGEAR SCUBAPRO



Eureka! Silva. JETBOIL


Eureka!

Business model for sustained success

Johnson Outdoors' business model is based upon a long-term focus and strong corporate governance, with an emphasis on outstanding quality. A 2012 Credit Suisse study found that family businesses—large and small, public and private—with this same model perform well in hostile economic environments; the majority delivered revenue growth of 5 percent or more in the recent recession. This "family" business model has paid off consistently over time, creating value for all shareholders and generating superior cash flow that enables companies to finance growth internally rather than use costly, risky external leverage.

This business model was the framework for our 2012 three-year strategic plan. The goal: strengthen operations and enhance performance in the midst of the outdoor recreation industry's gradual recovery by the end of fiscal 2012. We set the bar high—and delivered, growing profits faster than sales and exceeding 5 percent compound annual sales growth over three years. The result: we outperformed our competitors and our markets in key measures of success during this timeframe.

Strategic clarity produced positive results in fiscal 2012, as we achieved double-digit operating profit growth on higher revenue driven by strength in U.S. markets, which more than offset continuing economic issues in Europe.

Pre-tax income was 63 percent above 2011, while a higher effective tax rate weighed on adjusted net earnings year-over-year.

These past three years were also a period of transformation as we refined our vision and clarified our mission. Today we are stronger and more competitive, and we know where we can win and how. We have built the foundation essential for sustained profitable growth and enhanced shareholder value. We are now prepared to move beyond building value to creating Value Plus, the focus of our next three-year plan.

A **VALUE+PLUS** *portfolio*



Helen P. Johnson-Leipold
Chairman of the Board

The Value Plus proposition

Our definition of Value Plus is embodied within our mission: to exceed the ever-growing expectations of outdoor enthusiasts and the channel customers that serve them, offering the most innovative, most valued and most sought-after brands and equipment. It encompasses every aspect of our business, from product design and development, to sourcing and procurement, to production and quality control, to marketing and customer service. Success will mean being the best in everything we do every day, not necessarily the biggest.

Delivering Value Plus in the highly fragmented outdoor recreational products industry demands in-depth market knowledge, product expertise and innovative insight. We possess all, cultivated and leveraged over more than 40 years to become a recognized leader in core fishing, diving, camping, hiking and paddling segments. These strengths, combined with the unparalleled breadth and depth of our distribution and retail penetration, leading-edge processes and systems, and iconic brands provide us a unique competitive advantage and ability to provide Value Plus.

Targeting enthusiasts

The resiliency of the outdoor recreation industry is evidenced by the consistent, steady growth of participation in outdoor activities in both up and down economic times. Those whose enjoyment of active outdoor recreation has turned to passion are enthusiasts who spend more time doing what they love to do outdoors and shopping for the latest and greatest gear to further enjoyment of their favorite outdoor activity. Enthusiasts are trend-setters who value and reward meaningful innovation, with an expectation for the highest-quality product, performance and service. They are the core consumer franchise of the outdoor recreation industry and account for a disproportionately high level of the industry's profitability.

Our challenge, and thus our opportunity, is to gain even richer, deeper insights into our fishing, diving, camping, hiking and paddling enthusiasts and to translate those into continued winning innovation. Trust and loyalty are earned over years of meeting enthusiasts' needs. Our legacy of success in doing so is unmatched: eight straight years with new products generating a third or more of total company revenue.

Reaching enthusiasts

The purchase experience is important to outdoor enthusiasts. Product knowledge and selection are key, something they can find only in retailers that specialize in gear for their outdoor passion. Diving, camping, hiking and paddling enthusiasts tend to gravitate to smaller local and regional specialty dealers, while fishing enthusiasts often prefer larger "hook and bullet" and marine outlets.

Johnson Outdoors' deep penetration across outdoor recreation channels gives us unprecedented access to enthusiasts. As a result, nearly every Johnson Outdoors brand holds the #1 or #2 position in its market. Our portfolio encompasses the active outdoors equipment segments with the greatest enthusiast participation and highest dollar volume—and with substantial room to grow as we look to leverage existing and new brands to expand our channel presence and importance through innovation and entry into additional equipment segments.

Preparing to win

Our new three-year Value Plus plan reaches to 2015, and builds upon our innovation expertise, channel penetration, manufacturing and sourcing prowess, and enthusiast insight and connection. We will focus resources on sustaining our technology leadership in Marine Electronics; maintaining positive momentum in Diving; achieving leadership in Watercraft & Outdoor Gear specialty channels; and maximizing opportunities to enhance the long-term profitability of every Johnson Outdoors business.

The bar has been raised across the outdoor recreation industry. Consumers and customers demand more, competition is fierce, and the race for technology and innovation is unceasing. Johnson Outdoors is prepared for the challenge and positioned to win.

Our capacity and capability for sustained, profitable growth is greater than ever before. Our people offer unmatched expertise, creativity and passion for the business. I am excited about our future and confident in our ability to deliver Value Plus to our markets and enhanced shareholder value long term.

Helen P. Johnson-Leipold
Chairman & Chief Executive Officer


CANNON

Strategic management yields strong financials

Over the past three years, Johnson Outdoors has made significant progress toward our long-term goal of sustained profitable growth and enhanced shareholder value. We're pleased with where we are and excited by the potential for strong performance in every business.

Fiscal 2012 results reflect a mix of variables—some positive, some not. Operating profit grew year-over-year as we benefitted from increased volume, legal and insurance settlements and reduced legal expenses, which offset higher bad debt costs related to Europe and restructuring costs. However, a significantly higher effective tax rate of 49.1 percent, driven by losses which occurred outside the U.S. where no tax benefit is recorded, reduced net earnings. We're evaluating all opportunities to bring the tax rate down.

Looking beyond these moving parts, the picture is clearly positive. Net sales increased 1.2 percent to $412.3 million, with more than 45 percent of sales generated by innovative new products. Operating profit increased 21 percent to $21.4 million due to improved sales and efficiencies as well as one-time items noted earlier. Pre-tax income was up 62.7 percent, though tax accounting meant net income of $10.1 million, or $1.03 per diluted share, compared unfavorably to 2011. Even so, fiscal 2012 net income is the second-highest ever for Johnson Outdoors.

We continue to focus on disciplined working capital management and rigorous inventory controls. In 2012, average working capital as a percentage of sales declined, from 30.8 percent last year to 28.5 percent. Record-low working capital levels helped reduce borrowing costs and bring debt to an all-time low.

Cash flow is robust, with every business contributing. We expect the acquisition of Jetboil®, which occurred in the first quarter of fiscal 2013, to add more than $10 million in sales and an additional $1.5 million to operating profit next year. Our solid cash position gives us the flexibility to pursue strategic opportunities, to make the investments needed to grow our business, and to create Value Plus.

Helen P. Johnson-Leipold
Chairman & Chief Executive Officer

David W. Johnson
Vice President & Chief Financial Officer

VALUE+PLUS
performance

financial snapshot

Disciplined management continues positive trends

Growth in Johnson Outdoors revenue and operating profit continued in 2012, while disciplined capital management further strengthened our balance sheet.

- Fiscal 2012 net income is the second-highest ever.
- Debt level is at an all-time low.
- Working capital as a percentage of sales is the lowest in five years.
- Every business contributed to healthy cash flow.

The bottom line: As we launch our new 2015 three-year strategic plan, Johnson Outdoors is well positioned to deliver Value Plus.

Net Sales ($ Millions)
Operating Profit ($ Millions)*
FY 2009: 356.5 / 8.7
FY 2010: 382.4 / 14.6
FY 2011: 407.4 / 18.0
FY 2012: 412.3 / 21.4

Net Sales Compared to Operating Profit

Excluding unusual items

Operating Results*	2010	2011	2012
Net sales	$382,432	$407,422	$412,292
Gross profit	153,523	163,135	164,322
Operating profit	14,554	17,670	21,413
Net income	6,539	32,644	10,134
Diluted earnings per common share	$0.68	$3.36	$1.03
Diluted average common shares outstanding	9,267	9,287	9,379

Profitability continues to climb

Capitalization*	2010	2011	2012
Total debt	$23,810	$14,972	$8,860
Shareholders' equity	126,369	163,525	173,604
Total debt to total capital	15.8%	8.4%	4.9%

Debt is at an all-time low

*($ Thousands, except per share amount)


35,000
30,000
25,000
20,000
15,000
$ Millions
FY 2009
FY 2010
FY 2011
FY 2012

Operating Cash Flow

50
40
30
20
10
0
-10
$ Millions
-4
10
30
50
FY 2009
FY 2010
FY 2011
FY 2012

Cash, Net of Debt


1,800
1,600
1,400
1,200
1,000
800
600
Number of employees
20
15
10
5
0
-5
-10
-15
-20
-25
-30
Operating profit* per employee
$ Thousands
FY 2009
FY 2010
FY 2011
FY 2012

Profit per Employee

Excluding unusual items

Bubble size = market cap

JOUT
Mkt Cap = $209 M
1 yr = 54%
3 yr = 119%

Arctic Cat
Escalade, Inc.
Black Diamond Inc.
Quiksilver Inc.
Brunswick Corp.
Jarden Corp.
Nautilus Inc.
Garmin Ltd.
Marine Products Corp.
Callaway Golf Co.

500%
400%
300%
200%
100%
0%
-100%
3-Year Price Change
0%
20%
40%
60%
80%
100%
1-Year Price Change

FY 2012 Peer Group Returns

Date 9/30/2012

$231.2 M
FY12 net sales

marine electronics






Powering success

Record sales for Marine Electronics, our largest business and an essential growth engine for Johnson Outdoors, drove increased total company sales for fiscal 2012. Net sales for all Marine Electronics brands—Minn Kota® motors, Humminbird® marine electronics, Cannon® downriggers, and LakeMaster® electronic charts—grew $9.1 million, or 4.1 percent. Innovative products such as the Minn Kota i-Pilot® wireless GPS trolling system and higher OEM channel sales helped fuel growth. Minn Kota and Humminbird brands each exceeded $100 million in sales for the second straight year, a rare achievement in the outdoor recreation equipment industry.

Innovation will be key to continued profitable growth in these brands as we work to protect and expand our leading market position. Next-generation integrated fishing system technology, enhanced price/value options and expansion into adjacent categories are priorities for Minn Kota. Humminbird is emphasizing new-to-the-world applications and platforms to maintain technology leadership in the years ahead.

Minn Kota Endura Max transom mount trolling motor

The voices enthusiasts trust

Marine Electronics marketing strategies include providing our products to well-known fishing personalities. Pro Staff teams include professional, award-winning tournament anglers using Minn Kota, Humminbird and LakeMaster equipment. Through social media sites, fans interact with our Pro Staff, follow their exploits and pick up tips on successful fishing. It's a Value Plus that creates a better experience for fishing enthusiasts the world over.


MK 230PC

Minn Kota MK230 on-board precision charger

Powering up the boat and the online community

Community via technology

Social media lets us share in fishing enthusiasts' passion and helps keep our brands top-of-mind.

On the Humminbird Facebook page, fans post pictures of their Humminbird equipment as well as the "big 'uns" they catch. Pro Staff members add imaging tips and updates on contests and events. Links to our YouTube channel and other angler-related sites are also readily available.

On discussion boards like Texas Fishing Forum and Crappie.Com, we answer user questions, share images and post videos. The result is virtual community. As one BassBoat Central member said, "Each day when someone presents an issue, concern or general question, there are a handful of folks who immediately take the time to respond with tips, tricks and their vast knowledge of Humminbird products, and that, to me, captures the true spirit of these forums: good people, helping people who have questions."

$88 M
FY12 net sales

diving


SCUBAPRO
SUBGEAR

Increasing market share

Diving turned in a strong performance in North America and Asia/Pacific markets in fiscal 2012, but the increase was outweighed by unfavorable currency translation around the globe. The result: a decline in net sales of $1.5 million, or 1.7 percent. On a currency-neutral basis, Diving sales were 2.6 percent above fiscal 2011.

SCUBAPRO® and SUBGEAR® are complementary brands designed to help Johnson Outdoors gain overall market share and build positive momentum, with each brand targeting a distinct segment. SCUBAPRO is the preferred, premium brand for diving enthusiasts, a true aspirational brand known for quality, innovation, service and durability. SUBGEAR offers lifestyle-oriented dive gear to the mid-price segment—the largest, fastest-growing segment of the dive market. This dual brand strategy maximizes the return on our R&D investment, extending the life of SCUBAPRO innovation as we generate new growth and new enthusiasts through SUBGEAR. The next level of growth for Diving will incorporate continued innovation in core life-support segments.

SCUBAPRO MK25/S600 Anniversary Edition

SUBGEAR SG1000 Regulator

SUBGEAR's new line of Apnea suits

photo: Chris Paporakis

Supporting science and conservation

Whether tagging whale sharks, assessing coral health or searching for near-extinct species, the marine staff of Conservation International (CI) relies on dive research. This year SCUBAPRO supplied equipment for CI dive teams around the world.

"Donning a full set of new SCUBAPRO gear was like slipping into a comfortable old suit with no break-in period," says Scott Henderson, regional director of CI's Eastern Tropical Pacific Seascape Program.

Dr. Mark Erdman, senior adviser for the CI Indonesia Marine Program, says his new BCD "was directly responsible for the collection of two new fish species...the SCUBAPRO BCD allowed me to carry all the sampling gear needed."

$93.5 M
FY12 net sales


Eureka! Warrior camp lantern

outdoor gear & watercraft

Preparing to reclaim leadership

At the beginning of fiscal 2012, we combined Watercraft and Outdoor Gear resources to focus on paddle and outdoor specialty channels, which make up about half the $1.5 billion market in which these businesses compete. Over the course of the year, we restructured Watercraft operations to generate $2 million in projected annual savings and accelerate innovation and speed-to-market.

For fiscal 2012, sales of our Watercraft brands—Old Town® canoes and kayaks, Ocean Kayak™ and Necky® kayaks, Carlisle® paddles and Extrasport® personal flotation devices—rose about 1 percent, on higher sales of low-margin products and the sale of inventory associated with restructuring in the U.K. Revenue for our Outdoor Gear brands—Eureka!® camping and hiking equipment, Silva® compasses and Tech4O® performance measurement instruments—dropped 9.1 percent due largely to declines in U.S. military orders and soft commercial markets. However, our primary emphasis remains on consumer camping and hiking enthusiasts and the channels that serve them—the market where our brand equity was first established.

To reclaim leadership, we're strengthening Watercraft margins, leveraging synergies with Outdoor Gear and investing in innovative, paddle-specialty-only new products and sales support for small businesses. Our Jetboil® acquisition brings exciting new technology to our camping portfolio, providing opportunity for expansion and growth in all camping brands by leveraging the respective distribution strengths of Eureka! and Jetboil. And our intense focus on exceeding price/value expectations for customers and consumers is key to creating long-term, profitable growth.

Award-winning Old Town Heron Jr. Kayak

OCEAN KAYAK   Old Town CANOES KAYAKS   NECKY KAYAKS   carlisle


Built to survive
extreme conditions

Jetboil Sol® Titanium premium cooking system


OCEAN KAYAK

Hurricane heroes save lives with kayak

At least six people in Rockaway Beach, New York survived Hurricane Sandy thanks to an **Ocean Kayak Malibu 2** kayak. Owner John Walsh had loaned the kayak to his cousin, who stored it in the second floor of their garage.

"As the fires from Sandy spread to the house adjacent to my aunt's and cousin's homes, it was time to evacuate," Walsh says. "My cousin, a retired NYC firefighter, had to throw the kayak through the second-floor window. With his son, they used the kayak in 6 feet of moving ocean water to take my 73-year-old aunt, her 7-year-old niece, and their bulldog to safety. Another father and his 15-year-old son, in wetsuits, took the kayak to save two elderly women. Obviously, I don't have a picture of the rescue efforts with the kayak, but I have included a picture of the kayak (in good shape). My cousin stated, *'The kayak saved our lives.'*"


Eureka!
Silva.


JETBOIL



VALUE+PLUS *strategy*

A plan for winning in a new era

McKinsey & Co. researchers say consumers have "a new definition of value, which includes price but also...quality and convenience and enjoyment of the shopping experience." Today's consumers research products online. Shop with smartphones in hand. And enable marketers to gather ever more detail about what, when and where they buy.

These continuing, dramatic changes in technology and consumer behavior mean continuing, fundamental changes in the outdoor recreation market. Thus, the three-year strategic plan Johnson Outdoors launches in 2013 continues to emphasize sustainable, profitable growth, but embraces an important new dimension: Value Plus.

Clearer, fact-based focus

In-depth analysis of market and consumer data vis-a-vis our strengths and challenges has clarified growth opportunities and our unique capacity for continued success. We've articulated a business model to best meet the needs and expectations of fishing, diving, camping, hiking and paddling enthusiasts and the customers that serve them.

Exceeding ever-increasing expectations is key to success


12:56
I-PILOT LINK

strategy

Our goals are straightforward:

- Keep the balance sheet strong and continue to grow profits faster than sales.
- Deliver sustained, profitable growth via Marine Electronics, Diving, and Watercraft & Outdoor Gear Specialty platforms.
- Create enhanced, long-term value—Value Plus—for consumers, customers and shareholders.

To carry out this strategy, we'll continue to leverage our core capabilities, including meaningful innovation; richer insights into our targeted consumers; win-win partnerships with our customers; and a culture that engages and energizes talented people. We'll build on established strengths including deep category knowledge, multi-channel distribution, product and technology expertise, and outstanding customer service. We'll continue to emphasize efficient use of capital, invest in our businesses and brands to keep them strong, evaluate new growth segments and acquisition opportunities, and pursue operational excellence.

Our plan recognizes that change is a constant variable. Embracing and adapting to change will be key to our continued success.


JETBOIL



Strategic Acquisition

Jetboil Flash® personal cooking system


JETBOIL

Reliable and remarkable, usable and unique. Jetboil® is the category creator and brand leader in personal cooking systems. These lightweight, easy-to-use products work faster and better than the competition, enabling campers, paddlers, hikers and other outdoor enthusiasts to cook a hot meal or beverage in minutes, anywhere, any time.

The Jetboil brand brings exciting proprietary technology to the Johnson Outdoors camping and paddling portfolio and is a perfect example of a strategic acquisition: Our brands will benefit from Jetboil's strength in the specialty class of trade. Likewise, the Jetboil brand will build on our broader distribution channels for long-term, profitable growth.



"I just wanted you to know how pleased I am with the service I received recently on my Cannon downrigger I purchased from Cabela's...I can tell you that it was pleasant, quick, and easy, and having been in the service/sales industry most of my adult life, it was noticed and greatly appreciated! I can tell you I am a fan for life."

—Randy Ramage, Post Falls, Idaho

We're building on our core capabilities to stay ahead of changes in technology and consumer behavior



VALUE+PLUS
innovation

Uniquely, meaningfully better

Johnson Outdoors is focused on meeting enthusiasts' high expectations for performance, quality and service. Equipment must improve the outdoor experience, and the value received must be worth the price.

To deliver consistently enhanced price/value, Johnson Outdoors seeks innovations in design or function that make a product better than what's out there—whether we're bringing Value Plus to a familiar product such as a trolling motor, or entering a new category such as shallow-water anchors.

We push technology boundaries, finding new ways to apply existing technology and new ways to use digital and electronic advances—exactly what appeals to our target market. As the Leisure Trends Group notes, "Sports enthusiasts are more apt to purchase high-performance products and products with the latest technology than the general population."

Retail results show our innovations meet enthusiasts' ever-increasing expectations. For eight consecutive years, new products have accounted for more than 33 percent of our sales.

For eight years in a row, a third or more of sales have come from new products

In 2012, it was 47.5%



Driving profitable growth


i-Pilot LINK

The success of our Marine Electronics Group shows how meaningful innovation at a winning price/value point is a powerful driver of profitable growth. We're advancing our leadership with continuing innovation.

For example, take the i-Pilot® remote control for trolling motors. Revolutionary? Yes, but anglers wanted even more: they wanted it connected with a fishfinder. The new i-Pilot® Link™ does just that, bringing together select Minn Kota® motors, Humminbird® fishfinders and LakeMaster® digital GPS maps. Anglers can track a course, set waypoints, lock in anchor spots, even follow a specific depth contour. With i-Pilot's cruise control and advanced autopilot, the boat and the motor do the work, freeing the angler to catch more fish—a true Value Plus.

Patent-pending 360 Imaging™ from Humminbird, voted Best in Show for electronics at this year's ICAST, creates a new winner's circle. Anglers get around-the-boat underwater imaging in a 300-foot diameter circle, revealing structure, contour changes, and most important, fish. Orders rolled in months before the product was available—showing a Value Plus product yields value plus results.

LAKEMASTER™

Expanding our territory

LakeMaster's newest maps cover more territory than ever...the Contour Elite software and Humminbird digital SD cards range from California to Minnesota, span the Gulf from Texas to Florida, and give more fishing enthusiasts a fish-eye view of their favorite lakes.

2012 coverage

new for 2013



Connecting the gear on the boat to enhance the fishing experience

"Years ago, when I first started using LakeMaster mapping products, it changed the way I fished. Today, LakeMaster mapping products *define* the way I fish.

Location is the most important aspect of fishing, and with LakeMaster maps revealing the most productive spots, I can concentrate on all the other variables that go into a successful fishing trip."

—Jon Thelen, professional tournament angler, fishing guide and television host

Keeping the pipeline full

To ensure innovation remains a point of difference for Johnson Outdoors, we continue to refine our product development process. For instance, rapid prototyping has long been a strength of our organization, helping us determine quickly whether we can profitably manufacture a particular piece of equipment.

Now, following our new strategic plan, we're incorporating consumer insight into every stage of this iterative process, helping us determine quickly whether we can profitably *market* the equipment. This ongoing innovation dialog varies from business to business; each activity has its own requirements, and each piece of equipment is different. But the ultimate goal is the same: Keep a pipeline full of products that will drive our success in outdoor recreation segments where innovation is rewarded.


CANNON
Eureka!
Silva.

New Cannon Uni-Troll 10STX-TS manual downrigger

SCUBAPRO's Meridian™ has evolved to become our most successful dive watch ever

SCUBAPRO
50 YEARS 1963-2013
PROFESSIONAL DIVING EQUIPMENT





VALUE+PLUS
insight

Access, analysis and action

Over the last three years, we more clearly defined the Johnson Outdoors marketplace opportunity as outdoor enthusiasts—highly engaged consumers who participate in their chosen activity more frequently, purchase more frequently and reward meaningful price/ value more than casual participants.

Now we're strengthening our connection with these consumers. Johnson Outdoors' market knowledge and insight already stand out in our industry, and we're finding new and better ways to access and analyze relevant data and turn it into action to deliver Value Plus to enthusiasts.

We understand that for enthusiasts, shopping is an extension of their chosen activity. They want a place where they can talk with other enthusiasts and knowledgeable suppliers about their experiences and their equipment.

In short, they want to shop where a retailer specializes in equipment and services geared to their chosen outdoor passion. As the Leisure Trends Group says, "Consumers have very positive opinions of independent specialty stores. The merchandise is authentic, people care and they can be trusted." But the definition of "specialty" differs by outdoor activity.



We give enthusiasts the experience they're looking for

insight

Johnson Outdoors' broad, deep distribution in 80-plus countries reaches the most engaged consumers in the specialty shops they prefer. For anglers, it often means larger chain stores like Cabela's, Bass Pro and Gander Mountain. Paddlers, campers and hikers tend to shop at independent specialty and outdoor retailers. Divers almost exclusively favor small dive dealers.

We are working to be the vendor of choice across all these retail channels. Building on our insight, particularly in the specialty channel, we're offering enhanced inventory analytics, unique retail programs and other services to create win-win partnerships.

Internally, we draw on our enterprise resource system to improve data use. By gathering data from customer touchpoints and analyzing weekly point-of-sale data from our trade partners, we enhance our insight—and translate it into the Value Plus that keeps consumers and customers choosing equipment from Johnson Outdoors.


SCUBAPRO

Small dive shops are the go-to sources for enthusiasts to get their gear



Connecting with the consumer in a personal way is a Value Plus for retailers and the brand


NECKY KAYAKS
contact | customer support | product registratic
Kayaks Accessories Live It Innovation Pla
Blog Posts
Follow along at predictablylost.com
Posted Saturday, September, 29, 2012 by Daniel Alvarez | 1 Comment
Continue to follow Daniel on his 4,000 mile kayaking adventure from the northern tip of Minnesota to Key West, Florida on his personal blog, Predictably Lost. The next blog post is Angle to Key West: Hell's Playground (9/9): "Savanna Portage – September 9, 2012 - It's impossible. There are too many deadfalls. It's too far. It's too hard. There's too much bog. The swamp's too big. It's too confusing. The water's too low. The mud's too deep. I'll get hurt. I'll get lost. I'll never make it. I can't..."
NECKY

Sharing the thrill

Daniel Alvarez is a writer who grew up paddling and swimming in the rivers and oceans around Tallahassee, Florida. He traded his backpack for a Necky Looksha 17 kayak to view America from a new, watery angle. Fans have been following his blog as his 4,000-mile adventure unfolds...the kind of shared experience that keeps enthusiasts connected to each other, and to Johnson Outdoors.

board of directors



Front row , seated (L-R): Mr. Pyle, Ms. Johnson-Leipold, Mr. London
Back row, standing (L-R): Mr. McCollum, Mr. Fahey, Mr. Lang

Board of Directors

Helen P. Johnson-Leipold
Chairman of the Board since 1999. Chairman and CEO, Johnson Outdoors; Chairman and Director, Johnson Financial Group, Inc.; Director, S.C. Johnson & Son, Inc.; Chairman, The Johnson Foundation.

Thomas F. Pyle, Jr.
Vice Chairman of the Board since 1997. Chairman, The Pyle Group; Director, Sub-Zero Wolf, Inc.; Non-Executive Chairman of Uniek, Inc.; Trustee, Wisconsin Alumni Research Foundation and University Research Park, Inc.; Member, University of Wisconsin Chancellor's Advisory Council and Kennedy Center National Advisory Board.

John M. Fahey, Jr.
Director since 2001. Chairman and CEO, National Geographic Society; Director, Exclusive Resorts; Member of the Board, Smithsonian National Museum of Natural History.

Edward F. Lang
Director since 2006. Senior Vice President and Chief Financial Officer of the New Orleans Saints and New Orleans Hornets; past President of Business Operations and Alternate Governor, Nashville Predators; Director and past Chairman, Nashville's Adventure Science Center.

Terry E. London
Director since 1999. President and CEO, London Broadcasting Company, Inc.; past President, London Partners, LLC; past President and CEO, Gaylord Entertainment Company; Director, Pier 1 Imports.

W. Lee McCollum
Director since 2005. Director, Johnson Financial Group, Inc.; Chairman of the Board and Director, Le Groupe Fruits & Passion; Director, Sigma Aldrich Corporation; Director, Coastal South Bancshares, Inc.

VALUE+PLUS
leadership

executive team

Front row (L-R): Dave Johnson, Bill Kelly, Alisa Swire, Kelly Grindle, Helen Johnson-Leipold
Back row (L-R): Joe Stella, John Moon, Sara Vidian, Cynthia Georgeson

VALUE+PLUS experience

Our Value Plus organization includes an experienced executive team that has guided Johnson Outdoors through several years of outperforming our peers.

Executive Team

Helen P. Johnson-Leipold, *Chairman and CEO*
Helen honed her marketing skills at one of the world's leading advertising agencies, Foote, Cone & Belding, then joined consumer products giant SC Johnson, where she held senior management positions before being named to her current role with Johnson Outdoors. Helen is also chairman and director of Johnson Financial Group, a $6 billion financial services company.

David W. Johnson, *Vice President and CFO*
David joined Johnson Outdoors in 2001 as director of treasury services and financial analysis, and in 2005 was named vice president and CFO. Prior to Johnson Outdoors, he was with The Procter & Gamble Company, where he led teams in new business development, brand and operational restructuring, and strategic analysis.

Kelly Grindle, *Senior Group Vice President – Marine Electronics & Diving*
Kelly directs business operations for Marine Electronics and strategic initiatives for Diving. Previously, he held strategic financial analysis roles at SC Johnson, prior to becoming a venture manager at Johnson Keland Mgt. He joined the company as vice president – mergers, acquisitions and strategic planning, and was named group vice president in 2000 and senior group vice president in 2009.

Bill Kelly, *Group Vice President – Outdoor Gear & Watercraft*
Bill directs business operations for our paddling, camping and hiking brands, including Eureka!®, Old Town® and Ocean Kayak™. An outdoor industry veteran, he joined Johnson Outdoors in 1993 and served in a variety of corporate and operational positions before being named Outdoor Gear group vice president in 2001. In 2011, he added responsibilities for Watercraft.

Joe Stella, *Group Vice President – Global Diving*
Joe directs business functions for SCUBAPRO® and SUBGEAR® brands. He was a successful commercial diver and vice president of sales, marketing and business development for Dacor Corporation before joining Johnson Outdoors in 1999. Joe is a Scuba Schools International Platinum Pro 5000 diver and holds two dive equipment patents.

company information

John Moon, *Vice President and Chief Information Officer*
John defines and implements strategic use of information technology at Johnson Outdoors. He joined the company in 2006 after holding numerous positions of increasing responsibility with Baxter International, including corporate vice president and CIO.

Alisa Swire, *Corporate Secretary, Vice President and General Counsel*
Alisa guides corporate governance, legal activities and strategic portfolio management. Previously in private practice in New York. Before joining Johnson Outdoors, Alisa was director of mergers and acquisitions for Wal-Mart International.

Sara Vidian, *Vice President, Human Resources*
Sara directs organizational efforts to increase employee engagement, satisfaction and productivity and ensure Johnson Outdoors remains a workplace of choice. Prior to joining the company in 2001, she led HR functions for Morgan Stanly/Dean Witter, Rainfair and Lacrosse Footwear.

Cynthia Georgeson, *Vice President, Worldwide Communication*
Cynthia directs strategic corporate, investor and employee communications. Prior experience includes SC Johnson, where she led global public affairs, environmental and "a family company" branding programs.

Certain matters discussed in this report are "forward-looking statements" intended to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Please see "Forward Looking Statements" in the 2012 Form 10-K for a discussion of uncertainties and risks associated with these statements.

www.johnsonoutdoors.com

Publisher: Cynthia Georgeson
Vice President-Worldwide Communication, Johnson Outdoors Inc.
Design: Lynne and Gil Leigh, Modern Media
Editor: Mary Jo Thome
Production Coordinator: Amy Helvick

Corporate Secretary
Johnson Outdoors Inc. • 555 Main Street • Racine, WI USA • 53403-1015

For more information, contact: Johnson Outdoors Inc.
Cynthia Georgeson, Vice President-Worldwide Communication
262-631-6600 • cgeorges@johnsonoutdoors.com

To contact the Board of Directors directly, visit:
http://investor.johnsonoutdoors.com/contactBoard.cfm


JOHNSON
OUTDOORS

THE SPIRIT OF ADVENTURE


johnsonoutdoors.com